TIDAL TRUST I 485BPOS

Exhibit (i)(xxxviii)

March 26, 2026

Tidal Trust I
234 West Florida Street, Suite 700
Milwaukee, Wisconsin 53204

Ladies and Gentlemen:

We consent to the incorporation by reference in this Registration Statement of our opinion dated December 29, 2020 regarding the sale of an unlimited number of shares of beneficial interest of the Sound Fixed Income ETF, the Sound Enhanced Fixed Income ETF, the Sound Equity Dividend Income ETF (formerly, the Sound Equity Income ETF), the Sound Enhanced Equity Income ETF and the Sound Total Return ETF, each a series of Tidal Trust I (formerly, Tidal ETF Trust). In giving this consent, however, we do not admit that we are experts within the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended.

Very truly yours,

/s/ Godfrey & Kahn, S.C.

GODFREY & KAHN, S.C.